SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S JUNE TRAFFIC UP 460,000 PASSENGERS

                                   Ryanair today (4 Jul) released passenger and load factor stats for Jun 2012 as follows:

	Jun 11	Jun 12	Change	Yr to Jun 12
Passengers (m) 1	7.33M	7.79M	+460,000	77.08M
Load Factor 2	84%	84%	-	82%

                                  ENDS.

1. Booked seats sold

2. Passengers as a percentage of total seats available.

                                  For further information

                                   please contact:           Robin Kiely - Ryanair                                  Joe Carmody - Edelm
                                                                         Tel:  353 1 812 1212                                    Tel:  353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 July 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary